

July 30, 2012

Via Facsimile
Mr. Richard J. Daly
Chief Executive Officer
Broadridge Financial Solutions, Inc.
1981 Marcus Avenue
Lake Success, New York 11042

>   **Re: Broadridge Financial Solutions, Inc.**
>   **Form 10-K for Fiscal Year Ended June 30, 2011**
>   **Filed August 12, 2011**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2012**
>   **Filed May 8, 2012**
>   **File No. 001-33220**

Dear Mr. Daly:

We have reviewed your response dated June 22, 2012 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Fiscal Year 2011 Compared to Fiscal Year 2010, page 34

1. We note the example provided in your response to prior comment 1 on the "Services Contract for Customer A." Please tell us how you would recognize revenue related to the $82,500 aggregate flat rate for the processing of the first 50,000 accounts. As part of your response, please tell us if the monthly revenue recognized would differ if you completed the processing of the initial 50,000 accounts in either month 1 of the contract

term, month 5 of the contract term, or month 10 of the contract term. We may have further comments based on your response.

2. We note your response to prior comment 3 that you track actual revenue and compare this to your closed sales amounts previously disclosed. Please disclose in future filings that:

- you track actual revenue achieved during the first year that a sales contract is fully implemented and compare this amount to your previously reported closed sales amount;
- your current year closed sales amounts are adjusted for any difference between the prior year's reported closed sales amount and the actual revenue achieved in the first year of the applicable contracts; and
- your aggregate amount of any adjustments included in the closed sales amounts for each period.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief